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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   (Check One)

       /X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form N-SAR
                       For Period Ended: December 31, 1996

                       / / Transition Report on Form 10-K
                       / / Transition Report on Form 20-F
                       / / Transition Report on Form 11-K
                       / / Transition Report on Form 10-Q
                       / / Transition Report on Form N-SAR
                       For the Transition Period Ended:

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 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR TYPE.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


Consolidated Stainless, Inc.
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Full Name of Registrant:

N/A
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Former name if applicable:


1601 E. Amelia St.
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Address of Principal Executive Office (Street and Number)


Orlando, FL 32803
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City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

/X/        (a)      The reasons described in reasonable detail in Part III
                    of this form could not be eliminated without unreasonable effort or expense;


           (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/ /        (c)      The accountant's statement or other exhibit required
                    by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N- SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The examination of our independent Certified Public Accountants and the issuance of their audit report and opinion has not yet been completed. Therefore, the information necessary to file a complete and accurate Form 10K is not yet available.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

   Burton R. Chasnov                   (407)              896-4000
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           (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
           /X/ Yes / / No

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(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


PART IV - OTHER INFORMATION (3)

The Registrant anticipates a significant change in results from operations from the previous year. For the year ended December 31, 1995, the Registrant reported net income of $2,655,047, after a net loss of $412,098 in the fourth quarter. For the year ended December 31, 1996, the Registrant expects to report a net loss of approximately $2,749,000, after a net loss of approximately $2,791,000 in the fourth quarter. The primary reason for the increased loss in the fourth quarter of 1996, as compared with the same period in
1995, is a $2,515,377 inventory write-down to the lower of cost or market.
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                         Consolidated Stainless, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 28, 1997                             /s/ Burton R. Chasnov
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------ATTENTION------------------------------------
       INTENTIONAL MISTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL
                       VIOLATIONS (SEE 16 U.S.C. 1004).
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GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR #40,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1944.

2. One signed original and four copies of this form and attachments thereto must be completed and filed with the Securities and Exhange Commission, Washington, D.C. 20649, in accordance with Rule 0-2 of the General Rules and Regulations under the Act. the information contained in or filed with the form will be made a matter of public record in the Commission Files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic fileers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should compy with either Rule 201 or Rule 202 of Regulation S-T (Section 252-201) or Section 152.xxx of this chapter) or apply for an adjustment in filing date pursuant to Rule 15(b) of Regulation S-T (Section 252.10(b) of this chapter).